 PRRN14A     2011-09-20      GLOBAL 8 ENVIRONMENTAL TECHNOLOGIES

SCHEDULE 14A
(RULE 14A-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
EXCHANGE ACT OF 1934

Filed  by  the  Registrant  [_]

Filed  by  a  Party  other  than  the  Registrant  [X]

Check  the  appropriate  box:

[X]  Preliminary  Proxy Statement

[_]  Confidential, For Use of  the  Commission  Only (As  Permitted  by  Rule  14a-6(e)(2))

[_]  Definitive  Proxy  Statement

[_]  Definitive  Additional  Materials

[_]  Soliciting  Material  Pursuant  to  Rule  14a-11(c)  or  Rule  14a-12

GLOBAL 8 ENVIRONMENTAL TECHNOLOGIES, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Rick Bosiak, Don Christensen, Ted Dreger, Roy Hales, Nora Rose

Payment  of  Filing  Fee  (Check  the  appropriate  box):

[X]  No  fee  required

[_]  Fee  computed  on  table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)  Title  of  each  class  of  securities  to  which  transaction applies:

(2)  Aggregate  number  of  securities  to  which  transaction  applies:

(3)  Per  unit  price  or  other  underlying  value  of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is  calculated  and  state  how  it  was  determined):

(4)  Proposed  maximum  aggregate  value  of  transaction:

(5)  Total  fee  paid:

[_]  Fee  paid  previously  with  preliminary  materials.

[_]  Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2)  and  identify  the  filing  for  which  the  offsetting fee was paid previously.  Identify  the  previous filing by registration statement number, or the  form  or  schedule  and  the  date  of  its  filing.

(1)  Amount  Previously  Paid:

(2)  Form,  Schedule  or  Registration  Statement  No.:

(3)  Filing  Party:

(4)  Date  Filed:

PRELIMINARY PROXY STATEMENT IN SUPPORT OF
CURRENT MANAGEMENT AND THE CURRENT BOARD OF DIRECTORS
FOR 2011 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY STATEMENT IS A PRELIMINARY COPY
AND IS SUBJECT TO CHANGE UNTIL A DEFINITIVE PROXY STATEMENT HAS BEEN FILED WITH THE SECURITIES
EXCHANGE COMMISSION

We, Rick Bosiak, Don Christensen, Ted Dreger, Roy Hales and Nora Rose (collectively, "We", "Us", or the "Loyal Solicitation Participants"), are soliciting proxies to be used at the Company's October 7, 2011 annual meeting of stockholders ("Annual Meeting"). Please read and carefully consider the information presented in this proxy statement, then vote using the proxy we have mailed to you, together with a postage-paid envelope. Don't forget to fill it out completely, with date and signature.

This proxy statement and the form of proxy is posted online, at [ www._________________  ]

INFORMATION ABOUT THE ANNUAL MEETING

WHEN IS THE ANNUAL MEETING?

NOTICE IS HEREBY GIVEN that an Annual Meeting of Stockholders (the "Meeting") of Global 8 Environmental Technologies, Inc.,  a  Nevada  corporation  (the  "Company"  or "Global 8"),  will be held and conducted on October 7, 2011 at 10 a.m., Pacific Daylight Time.

WHERE WILL THE ANNUAL MEETING BE HELD?

According to the Notice of Annual Meeting that has been sent out by Robert Sullivan, attorney for the plaintiffs in a Nevada court action against the company,, the meeting will be held at Red Rock Casino Resort Spa located at 11011 W. Charleston, Las Vegas, NV 89135.

WHAT ITEMS WILL BE VOTED UPON AT THE ANNUAL MEETING?

The Loyal Solicitation Participants will be making the following proposals at the Annual Meeting and soliciting votes to take the following actions, which are collectively referred to as the ("Loyal Solicitation Participants' Proposals"):

1.          TO OPPOSE REPEAL OF THE COMPANY'S AMENDED BYLAWS ADOPTED BY THE COMPANY'S BOARD.
2.          TO ELECT UP TO SIX DIRECTORS FOR ONE-YEAR TERMS EXPIRING AT THE NEXT ANNUAL MEETING OF THE SHAREHOLDERS TO BE HELD IN 2012.
3.          TO RATIFY THE APPOINTMENT OF RICHARD HAWKINS AS INDEPENDENT AUDITOR
4.          OTHER BUSINESS.  To transact any other business that is proper and is presented at the Annual Meeting or any part of the Annual Meeting that is held to complete its business, such as an adjournment to another date.

WHO CAN VOTE?

According to the Notice of Annual Meeting sent by Robert Sullivan, attorney for the Plaintiffs in the lawsuit in Nevada that resulted in this meeting being scheduled:

Shareholders who are on record as owning shares at the close of business on August 25, 2011, the "record date" for the annual meeting, are entitled to receive notice of the meeting and to participate in it. As of that date, the Company had [152,547,954] shares of common stock outstanding, all of which are entitled to vote. Common stock is the only class of stock of Global 8 that is outstanding and entitled to vote at the Annual Meeting.  If you were a stockholder of record of common stock on that record date, you are entitled to vote all of the shares that you owned on that date. This is true even if the meeting is postponed or adjourned and held later. Each outstanding share of Global 8's common stock will be entitled to one vote on each proposal or item of business. Stockholders who own shares registered in different names or at different addresses will receive more than one Proxy card. You must sign and return each of the Proxy cards received to ensure that all of the shares owned by you are represented and voted at the Annual Meeting.

IMPORTANT NOTE:

If you are the true beneficial owner of shares that have not yet been issued in your name, Company bylaws give you the right to vote those shares. However, if former management's proposal to repeal the Amended Bylaws passes (see below), your right under the bylaws to vote these shares will also be repealed, meaning that you won't be able to vote them. Even if the Amended Bylaws are not repealed, however, if there is no independent vote counter, it is possible that your votes of those shares might not be counted. In that event a challenge will be made in court to require them to be counted. It is also possible that they will be counted but then challenged in court to remove them from the count.

More information on this matter is contained below. Please also read and follow the instructions on your proxy card in order to improve the chances that your vote of these shares will be counted.

WHY ARE THE WE, THE LOYAL SOLICITATION PARTICIPANT, SOLICITING YOUR PROXY?

The Loyal Solicitation Participants believe that prior management was responsible for the company's never earning revenues and for  shareholders having zero or negative equity in the company in spite of our having invested millions of dollars. We believe that prior management is responsible for the behaviors that caused the Alberta and British Columbia Securities Commissions to issue Cease Trade Orders against the Company, and for the subsequent crash of the Company's public share price, the combination of which has made it impossible for us to recover our investments.

But we believe that the new management can turn this situation around, put business in the company, recover our investments, and fulfill on the "sustainability" vision that we bought into when we purchased shares. Already, with almost zero capital, they have signed a profit participation agreement that may bring millions of dollars into the company, they have signed a letter of intent that may result in a contract, and they have many more potentially profitable business deals maturing. The publicly traded share price during the last few months, responding to the hope that new management has generated, has gone from around a penny, where it had hovered during the long months of the lawsuit by prior management against them, to as high as six cents.

In short, we are optimistic for the first time in years that management is working for the interests to we the shareholders, and that our investments may finally bear fruit.

But the new management can continue only if it is protected and nurtured by an independent, ethical and law-abiding Board of Directors.

The candidates we are nominating for the Board are honorable, law-abiding people who will exercise independence and work to assure that the company behaves legally, recovers solvency, achieves business success in its areas of focus, and rebuilds its share price so that its shareholders can recover their investments and make a profit. This is what inspires us, and this is what we are working hard to achieve.

In this proxy solicitation statement, for clarity and ease of reference, we refer to the other proxy solicitation participants, led by Rene Branconnier, as "former management", the "former management slate" and so on. Not all of those solicitation participants were members of former management or participated in the acts or created the results that we argue former management was responsible for.

HOW DO I VOTE BY PROXY?

You may vote your shares by mail by marking, signing and dating the enclosed proxy card as promptly as possible and returning it to us at one of the addresses given on the proxy card.

For each item of business, you may vote "FOR" or "AGAINST" or you may "WITHHOLD" your vote.

HOW WILL WE VOTE YOUR PROXY?

If you return your signed proxy card with the spaces filled out instructing us how to vote, your proxy holder will vote according to your instructions.

If you return your signed proxy card but do not specify how you want to vote your shares, your proxy holder will vote them:

-               "AGAINST" repeal of the Amended Bylaws (see below)

-               "FOR" the election of each of Daniel H Wolf,  John Thomas, Tad Simmons, Rick Bosiak, Ted Dreger, Nora Rose and Roy Hales to the Company's Board of Directors;

-               "FOR" ratification of Richard Hawkins as Independent Auditor; and

-               If any matters other than those set forth above are properly brought before the Annual Meeting, the individuals named as proxy holder on  your proxy card will vote your shares in accordance with his or her best judgment.

If you are the beneficial owner of shares that have not been put in your name, be sure to follow the instructions on the proxy card. This will improve the chances that your vote of those shares will be counted.

HOW DO I CHANGE OR REVOKE MY PROXY?

You can change or revoke your proxy at any time before it is voted at the Annual Meeting by either:

1.  Submitting another proxy by mail with a more recent date than that of the proxy first sent in;

2.  Sending or faxing written and signed notice of revocation to Global 8 Loyal Solicitation Participants at one of the addresses given on the proxy card; or

3.  Attending the Annual Meeting and voting in person.

If your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the bank, broker, or holder of record to be able to vote at the meeting.

If you choose either of the first two methods, your proxy or notice must be received no later than 5:00 p.m., _______, 2011, Pacific Daylight Time. Once voting on a particular matter is completed at the annual meeting, you will not be able to revoke your proxy or change your vote as to that matter. If your shares are held in street name by a broker, bank or other financial institution, you must contact that institution to change your vote.

CONFERENCE CALL AND AUDIO WEBCAST

The judge in the lawsuit in Nevada, when she ordered that a shareholders meeting be held, also ordered the plaintiffs, who won that order, to conduct the meeting using a webcast so that all shareholders who could not be present physically could attend via interactive Webcast over the Internet. According to the Notice of Annual Meeting sent by Robert Sullivan, however, only a limited number of shareholders will be able to listen live by phone, and those who tune into the video broadcast probably will not be able to do more than watch; in other words, if the webcast is not interactive you won't be legally present and won't be able to ask questions, speak with other shareholders, or vote live.

Robert Sullivan is making the dial-in numbers for the conference call available at www.g8et.net before the meeting (but lines are limited and will be available only on a first-come, first-served basis). Video Conferencing will also be available through the Red Rock Casino. We will also attempt to provide accurate call-in and video-link information at www.global8net.org in case the information provided by Red Rock Casino is difficult to find. The Company may also provide this information on its website, www.g8et.com

WHAT CONSTITUTES A "QUORUM" FOR THE ANNUAL MEETING?

According to the Company's Articles of Incorporation, a quorum is one-third of the outstanding shares of the Company's common stock entitled to vote at the Annual Meeting, present or represented by proxy. Abstentions, broker non-votes, and votes withheld from director nominees count as "shares present" at the Annual Meeting for purposes of determining a quorum. However, abstentions and broker non-votes do not count in the voting results.

You must provide the number of shares that are subject to your proxy at the bottom of the proxy form in order to have those shares count as "shares present" at the Annual Meeting.

HOW MANY VOTES ARE REQUIRED?

Assuming a quorum is present, a plurality of votes cast by the shares entitled to vote will be required to adopt each of the Proposals, except for the election of the Board of Directors.

The Former Management Solicitation Participants have made a proposal to amend company bylaws to eliminate proportional representation. (For more information see their proxy solicitation.) If their Proposal is successful, a plurality of votes cast by the shares entitled to vote in the election of directors will be required to elect each director. Elimination of proportional representation could have the result of eliminating representation of minority points of view on the board of directors.

If the bylaws are not repealed, then the election of directors will be conducted as follows, and will result in each slate of candidates winning roughly the same number of seats as their vote totals.

Election of the Directors shall be by "party-list proportional representation" in which all slates shall be voted as a single proposal, and the D'Hondt method shall be used to determine the number of Board seats won by that slate.  The candidates comprising the slate shall be rank-ordered by use of the "open list" voting method, in which voters who cast votes for that slate shall indicate their rank-order preferences within the list of candidates comprising the slate.  On a slate winning at least one seat, the candidate receiving the most votes for rank "1" shall be that slate's first candidate seated; the candidate who receives the most votes for rank "2" the second seat; and so on.  Candidates not already nominated as part of a slate may be nominated and seconded by shareholders from the floor.  The votes received by any such candidate shall be tallied according to the D'Hondt method, simultaneously with the tally of other slates, as if she or he were a separate slate, such that if she or he receives sufficient votes to win one seat under the D'Hondt method, she or he shall be entitled to on seat on the Board.  Voters may cast their votes for on slate or for any combination of slates and/or independently nominated candidates.

More information on how the votes are cast and counted, and the seats allocated, is provided below.

Any abstentions, "broker non-votes" (shares held by brokers or nominees as to which they have no discretionary authority to vote on a particular matter and have received no instructions from the beneficial owners or persons entitled to vote thereon), or other limited proxies will not count in the voting results.

DISSENTER'S RIGHT OF APPRAISAL

According to the Notice of Annual Meeting, no action will be taken in connection with the proposal described in this Proxy Statement for which Nevada law, our Articles of Incorporation or Amended Bylaws provide a right of a shareholder to dissent and obtain appraisal of or payment for such shareholder's shares.

WHO'S PAYING FOR THE SOLICITATION OF PROXIES AND HOW WILL PROXIES BE SOLICITED?

The circumstances of this shareholders meeting are unusual and irregular. SEC regulation 14a-3 requires the Company to give you, the shareholders, the financial information you need to make informed decisions. Therefore, the Company is required to send you an audited annual report together with its proxy statement.

In this case this is impossible, because all of the Company's records, including all financial records, have been kept from the Company since November 2009 by Rene Branconnier, former de facto managing director of the Company, and the company has not been able to prepare the report.

Rather than order Branconnier to release the records so the Company could fulfill its legal obligations, in early 2010 Judge Elizabeth Gonzalez of the Eighth Judicial District Court of Nevada ordered that the Company not send out a proxy statement at all, because doing so would trigger the audit requirement. Instead, taking advantage of the fact that shareholder groups are not required to send out audited reports (the SEC rules assume that the Company has already sent one out), she ordered the plaintiff shareholders to send a proxy statement on their own, and allowed loyal shareholders to send another, if we so wished.

Eventually, in August, 2010, Judge Gonzalez ordered the plaintiffs to send the Company all its financial records, but failed to explicitly require that the records be provided before the shareholders meeting could go forward. Other than a handful of non-financial files, to date the plaintiffs and Branconnier have sent no records, so the Company still cannot send you an audited financial report, or any kind of systematic financial or other report whatsoever.

This means that you have been deprived of your right under U.S. law to receive audited financial information. Unfortunately the Company is powerless to change that fact under the circumstances.

However, the judge also instructed the Company to work with loyal shareholders to prepare their proxy solicitation. Therefore, the financial and in-kind expenses of preparing, assembling, printing and mailing this Proxy Statement and related materials, and the costs of soliciting proxies for the proposals and candidates endorsed by the Loyal Solicitation Participants, are being shared by the Loyal Solicitation Participants and the Company. We estimate that the cost of printing and mailing all materials will be approximately $2,500. Total expenditures to date are negligible, though in-kind contributions of time by shareholders, including Loyal Solicitation Participants, have been significant. We may ask the Company to reimburse us for some expenses. If we do, we would also propose   the reimbursement not be put to a vote of the shareholders (unless required by law) due to the cost to the Company of conducting another shareholder vote.

We expect to solicit proxies by mail, telephone, fax, e-mail and face-to-face solicitation.  Banks, brokerage houses and other custodians, nominees and fiduciaries may be requested to forward the solicitation material of the Loyal Solicitation Participants to their customers for whom they hold shares, in which case we will reimburse them for their reasonable out-of-pocket expenses.

HOW DO I NOMINATE A DIRECTOR OR BRING OTHER BUSINESS BEFORE THE ANNUAL MEETING?

To nominate a candidate for director or make other proposals at this 2011 Annual Meeting you must be present at the meeting and follow the requirements of the bylaws, which you may read at the website created by loyal shareholders, here: ( http://tinyurl.com/6d4kpj4 ).

To nominate a candidate for director or to place other business before the annual meeting to be held in 2012 and to insure that your submissions are included in the company's 2012 proxy solicitation, your nomination or notice must be received by the Company between January 1, 2012, and June 30, 2012.  A nomination must include your and the nominee's name, address, occupation, the number of shares you hold, and, if you know it, number of shares held by your nominee. In addition, if you want to include a proposal in the Company's Proxy Solicitation and proxy card for that 2012 meeting, your notice and proposal must also comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended. (See http://tinyurl.com/6ggn9ba )

WHO ARE THE PEOPLE MAKING UP THE LOYAL SOLICITATION PARTICIPANTS GROUP?

Roy Hales has been a shareholder in Global 8 Environmental Technologies since 2003. He was one of the first shareholders to come to the current Board's support, after it assumed control of the company in the fall of 2009.

Donald D. Christensen has been a shareholder in Global 8 through its various name changes through the present. He started working with the present management in 2010 to help contact and interface with the US shareholders. He served for four years in the US Air Force with one year in Korea and was an electronics factory representative for major defense contract at an aircraft manufacturer's facilities. He designed equipment for testing complex factory equipment, was a Manufacturing Manager and Acting Plant Manager at a major defense contractor's manufacturing facility. He later owned a Heating and Insulation business contracting gas, electric and solar sales and installation, then became an insulation contractor and an energy consultant He ended his career as a facility Quality Assurance Auditor at a major defense contractor's manufacturing facility in Salt Lake City, Utah, and guided the facility to earn the prestigious ISO 9000 award and status. Now retired he serves on his church's property committee and plays golf as much as he can.

Ted Dreger has been a shareholder since 2007 and among the Board's most active supporters since the Spring of 2010.

Nora Rose, 64, has been the office manager of her husband's company, Allrose Exteriors, since 1986 and owner of Allrose Skate since 1992. She has been a shareholder of the company since 2006 and believes she purchased around 700,000 shares. Mrs Rose is one of the sixty-six shareholders of the Company that filed a complaint against the Company and each of its directors, individually, in Nevada, to compel the Company to hold an annual meeting of the shareholders. She says, "I wasn't given any reason (to do this) except the current Board were going to hurt the company, a fact I later found to be completely wrong .... (The company's former manager) Rene Branconnier, so far as I know, has made all decisions without any consultation with me or any other plaintiffs of my acquaintance, in spite of the fact that he is not a named plaintiff and is not taking any of the risks of being named ...." She has since come to believe that Mr. Branconnier's sole concern was advancing his own interests, and that Global 8's only hope of succeeding lies with the current board.

Rick Bosiak has been a Global 8 shareholder since 2003. Mr. Bosiak is convinced that the company's only hope of recovery from insolvency, caused by the prior management's policies and practices, lay with the current board. He has been among the Board's most active supporters since the Spring of 2010.

We, Bosiak, Christensen, Dreger, Rose and Hales intend to vote our shares of the Company's common stock in accordance with the recommendations that we, the Loyal Solicitation Participants, explain in this proxy solicitation statement.

WHO WILL VERIFY THE VOTING RESULTS?

The Minute Orders from the Eighth Judicial District Court in connection with the annual meeting, dated May 11, 2010, state that the Court will "count the votes and will make a determination of the proper vote." Neither the court nor Robert Sullivan, attorney for the plaintiffs in the Nevada action, has given any indication of how, as a practical matter, this will be carried out. Nor have the plaintiff attorneys organizing the meeting provided any information as to whether normal rules of procedure (such as "Robert's Rules") , the bylaws of the company, or any other procedurally fair safeguards, will be adhered to in order to safeguard the integrity of the vote.

It is therefore impossible, as a matter of logical inference or confidence in the use of accepted fair procedures, to assure shareholders that their votes will be accurately preserved and counted and their decisions faithfully executed.

Another issue likely to introduce uncertainty into the results is the fact that agent(s) of prior management failed to inform the Pacific Stock Transfer of sales of shares to third parties. As a result, these shares remain in the name of the agent(s) and technically can be voted by them. The Amended Bylaws allow the true beneficial owners to vote their shares. If both the agent(s) of former management and the true beneficial owners both vote the affected shares, they will have been voted twice. It is possible that both sides will challenge the validity of the other side's votes in this case. Judge Gonzalez in the Nevada case has stated that she will decide afterwards what votes are valid. You should still vote your shares, therefore, even if they are still not in your name, so the judge will be able to see after the fact what your intentions were.

HOW MANY SHARES TO DIRECTORS, NOMINEES, AND OFFICERS OWN?

Using the records of SEC filings, the organizations responsible for keeping track of who owns shares, and the records of shareholders themselves, we have developed the following table, which shows the number of and percentage of the Company's common stock beneficially owned by:

-     all directors and nominees, naming them,

-     the Company's executive  officers,

-     the Company's directors and executive officers as a group, without naming them, and

-     persons or groups known by us to own beneficially 5% or more of our Common

      Stock:

The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our capital stock outstanding on _____, 2011, and all shares of the Company's common stock issuable to that person in the event of the exercise of outstanding options and other derivative securities owned by that person which are exercisable within 60 days of  September ____, 2011.  Except as otherwise indicated, e.g., notes 2 and 3, the persons listed below have sole voting and  investment  power  with respect to all shares of the Company's capital stock owned by them.

Name	Number of Shares Beneficially Owned	Percentage of Voting Stock (1)

NOMINEES

Rick Bosiak	121,160	0.079	% (2)
Roy Hales	218,000	0.14	% (3)
Tad Simmons	7,000,000	4.59	% (4)
Ted Dreger	1,400,000	0.92	% (5)

Total Nominees	8,739,160	5.73%

DIRECTORS AND EXECUTIVE OFFICERS

Daniel Wolf	nil	nil	% (6)

John Thomas	200,000	0.13	% (7)

Total Directors and Executive Officers	200,000	0.13%

5% BENEFICIAL OWNERS
WheatwareUSA	45,000,000	29.500	% (8)
Rene Braconnier	8,450,379	5.77	% (9)

(1)           Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As of May 22, 2010, there were 152,547,954, shares of the Company's common stock issued and outstanding.

(2)           Richard Bosiak possesses 33,333 shares of common stock registered in his name, 20,000 shares purchased by Mr. Bosiak but registered in the name of "Pacific Ocean Resources Corp" and 67,827 shares purchased by Mr. Bosiak registered in the name of "682329 BC Ltd". Images of the shares registered to "Pacific Ocean Resources Corp" and "682329 BC Ltd", as well as proof of Mr. Bosiak's ownership, were submitted to the court as Exhibit A in the Nevada case (see http://tinyurl.com/37cq5hf ).

(3)           Roy Hales paid for 218,000 shares of which 17,000 were issued to him. He paid "Pacific Ocean Resources Corp" for another 201,000 shares that have not been issued or registered in his name.

(4)           Consists of 7,000,000 shares, worth approximately $70,000 at the time of issuance, that the Board issued to Tad Simmons, in lieu of wages, for the period he was CEO of Global 8 Environmental Technologies.

(5)           Ted Derger owns 1,400,000 shares.

(6)           The Board of Directors, acting via the sole remaining Director Daniel H. Wolf, on February 25, 2011, resolved to revoke the May 24, 2010, one-time-compensation share issuances to former CEO Julio Ferreira, former CEO Tad Simmons, and Chairman Daniel H. Wolf. The three persons named assented to the revocation. The shares were never issued due to an oversight by the transfer company; there is therefore no anti-dilution impact on other shareholders of the company.

(7)           John Thomas owns  200,000 shares.

(8)           Represents 45,000,000 shares issued to WheatwareUSA in return for a percentage of the revenues from their new culinary line, made of compostable bioresins and products from wheat, during the next five years. WheatwareUSA, Inc.'s mailing address is: 25422 Trabuco Rd., Suite 105-336, Lake Forest CA 92630

(9)           Includes (a) 6,716,060 shares of common stock owned by Milverton Capital Corporation, of which Mr. Branconnier is a controlling shareholder, (b) 674,884 shares of common stock owned by 529473 BC Ltd., of which Mr. Branconnier is a controlling shareholder, (c) 680,435 shares of common stock owned by Dynasty Farms Ltd., of which Mrs. Branconnier is a controlling shareholder through Sanclair Holdings Ltd. and (d) 379,000 shares of common stock owned by Sharon Branconnier, Mr. Branconnier's wife.  Mr. Branconnier's mailing address is 8412 Armstrong Road, Langley, BC V1M3P5.

PROPOSAL 1: OPPOSITION TO FORMER MANAGEMENT'S PROPOSAL TO REPEAL THE COMPANY'S AMENDED AND RESTATED BYLAWS

THESE BYLAWS WERE ADOPTED BY THE COMPANY'S BOARD ON JULY 31, 2010 (THE "AMENDED BYLAWS").
THE LOYAL SOLICITATION PARTICIPANTS OPPOSE REINSTATEMENT OF THE COMPANY'S OLD BYLAWS, IN PLACE BEFORE THE AMENDED BYLAWS WERE ENACTED

(PROPOSAL 1 ON THE PROXY CARD)

Allowing democratic representation on the board of directors ensures that minority shareholders feel included and that they have access to the same information as the rest of the board. Former management seeks to reimpose the old system that allowed the side that possesses 50 percent plus one share to win all the seats that they nominate candidates for. In a company in which there is no conflict or disagreement over the ethical, legal and business management of the company, this would not be a serious issue. In the circumstances prevailing with this company at this time, preventing minorities from electing directors may have the effect of increasing conflict with minority shareholders rather than reducing it because those on the outside may suspect the actions and motives of those on the inside. The Loyal Solicitation Participants believe that including minorities on the board will allow management to focus more effectively on building the value of the company.

Former management seeks to repeal changes to the Company's By-Laws adopted by the Company's Board of Directors on July 31, 2010, and any amendments adopted by the Board of Directors prior to the annual meeting. The former management proxy statement  argues that the Amended Bylaws would have the effect of limiting the ability of a majority of the Company's stockholders to elect all of the nominees. Under the prior bylaws, minority shareholders were not entitled to elect any directors, even if they possessed only one share fewer than the majority's vote total. Repealing the new amended bylaws will have the effect of restoring this system. Keeping the amended bylaws will have the effect of preserving the ability of minority shareholders, even those favoring former management, to seek and very possibly obtain representation proportional to their voting strength.

Rejection of former management's proposal will result in retaining the Amended and Restated Bylaws adopted on July 31, 2010, thereby retaining the requirement that directors be elected by proportional representation. Rejection will also result in all matters of business being conducted in accordance with the Amended Bylaws. Copies of the Amended Bylaws (and the preexisting prior Bylaws may be examined at ( http://tinyurl.com/6entxor and http://tinyurl.com/6jzcnol , respectively) to assist you in conducting a detailed comparison of the provisions of the Amended Bylaws and the prior Bylaws.

SUMMARY OF MATERIAL DIFFERENCES BETWEEN AMENDED BYLAWS AND REINSTATED BYLAWS:

The summaries contained herein are summaries; to see the exact wording please read the Amended and Prior Bylaws themselves at ( http://tinyurl.com/6entxor and http://tinyurl.com/6jzcnol , respectively)

Notice of Meeting

The Amended Bylaws provide that written notice of a shareholder meeting shall be given to eligible shareholders not fewer than thirty (30) days prior to the meeting.  The Prior Bylaws provided that notice must be given not fewer than ten (10) days before the meeting.

The Amended Bylaws provide that a notice of meeting to act on a plan of merger or share exchange, the sale, lease, exchange or other disposition of all or substantially all of the corporation's assets other than in the regular course of business, or the dissolution of the corporation, shall be given not fewer than thirty (30) days before the meeting.  The Prior Bylaws provided that notice must be given not fewer than twenty (20) days prior to the meeting.

The Amended Bylaws also contain the following provisions that were not present in the Prior Bylaws: (i) "Any decision taken or proposal adopted without requisite notice to all shareholders shall be null and void, and (ii) "Stockholders owning stock in street name must be notified through agents or institutions possessing or able to obtain such names and addresses."

The Loyal Solicitation Participants believe that shareholders deserve the extra notice provided by the Amended Bylaws. SEC regulations provide only that notice to shareholders should be adequate to allow them to respond in a timely way. Many company shareholders are in Canada, and the mail can take ten days or more each way, so they need to be given more time to account for this.

The former management proxy statement argues that reducing notice "provides the board with the leeway to move as quickly as possible with respect to business opportunities while still complying with the notice provisions that state and federal legislators and administrators deem prudent", but they do not provide evidence that the additional time allowed shareholders would in any way reduce leeway. Indeed, the decisions to which these notice requirements apply are only those decisions involving the "disposition of all or substantially all of the corporation's assets other than in the regular course of business". In other words, under the Amended Bylaws, in the "regular course of business" the company's ability to take decisions without requiring the approval of the shareholders is unchanged, and former management's argument to the contrary is therefore misleading.

Fixing Record Date for Determining Stockholders

The Amended Bylaws state that the record date for determining shareholders entitled to notice of or to vote at any meeting of stockholders shall be not less than thirty (30) days before the meeting.  The Prior Bylaws provided that the record date shall not be less than ten (10) days before the meeting.

The Loyal Solicitation Participants believe that it is in the best interests of the shareholders to provide shareholders with additional notice, especially given international mail delays, before taking momentous actions involving "disposition of all or substantially all of the corporation's assets". Again, the argument that the company would be handicapped in the ordinary course of doing business is misleading and inaccurate.

Quorum

The Amended Bylaws provide that a quorum must be present at meetings held after a prior meeting has adjourned. The Prior Bylaws allowed the company to continue meetings and make momentous shareholder decisions, including dissolution, even if only a handful of shareholders remained or returned to attend the subsequent meetings. This was a situation that was ripe for abuse. Former management proposes to restore that old bylaw, which could result in a tiny minority to take momentous decisions for the vast majority.

Most companies are fully capable of conducting all shareholder business before adjourning their meetings. Allowing tiny minorities to reconvene, and take potentially momentous decisions as if they represented all shareholders, is unwise and potentially very dangerous. The Loyal Solicitation Participants believe that the Amended Bylaws better protect shareholders against this possibility.

Manner of Acting

The Amended Bylaws provide that "Actions affecting the rights or privileges of shareholders, including ratification of actions by one or more officers, one or more Directors, or one or more related parties, shall be valid only if approved by an absolute majority of at least three-fourths of the votes of the Board of Directors and, after notice to all shareholders of at least 90 days, by an absolute majority of at least three-fourths of all disinterested shareholders.  "Disinterested shareholders" are those shareholders who are not related in any material way to any officer, Director or related party whose actions are the subject of ratification vote."

Do not be distracted: Understand that the effect of repealing this provision could be to reduce your ability to recover millions of dollars in illegitimately disbursed funds. The prior management of the company between 2001 and 2009 created numerous contracts favoring related-party companies, resulting in the company paying out to them more than 80 percent of shareholder equity, leaving the company insolvent. This fact has been reported in several SEC filings (see, for example, http://tinyurl.com/2745ya7 and http://tinyurl.com/2ahgy5h ) Under California law, such contracts are assumed to be invalid unless proven valid and/or ratified by the board and three-fourths of disinterested shareholders. This Bylaws clause was enacted to ensure that shareholders would be protected against too-easy validation of these contracts. If this clause is repealed it will be easier for the prior management to destroy your right to go to court to recover the millions of dollars taken out of the Company under those contracts.

Former management argues that this clause will prevent the company from negotiating terms with large investors and business partners, deprive the company of flexibility to conduct business, and make it difficult to obtain a quorum. These claims are disingenuous and misleading. California law, as stated above, requires that contracts with directors be ratified by both the board and three-fourths of disinterested shareholders. This clause merely clarifies that this legal requirement applies to the company and specifically to related parties such as the prior management. Furthermore, because of the financial and legal actions of the prior management, any large and sophisticated investors interested in doing business with the company will be reassured by the company's new and forceful commitment to protection of shareholders' rights and privileges. Finally, former management themselves demonstrated in November 2009 that it is quite easy to obtain 75 percent of voting shares if the issue is of strong enough concern to the shareholders.

Voting for Directors

The Amended Bylaws have added the following provision: "Election shall be by "party-list proportional representation" in which all slates shall be voted as a single proposal, and the D'Hondt method shall be used to determine the number of Board seats won by that slate.  The candidates comprising the slate shall be rank-ordered by use of the "open list" voting method, in which voters who cast votes for that slate shall indicate their rank-order preferences within the list of candidates comprising the slate.  On a slate winning at least one seat, the candidate receiving the most votes for rank "1" shall be that slate's first candidate seated; the candidate who receives the most votes for rank "2" the second seat; and so on.  Candidates not already nominated as part of a slate may be nominated and seconded by shareholders from the floor.  The votes received by any such candidate shall be tallied according to the D'Hondt method, simultaneously with the tally of other slates, as if she or he were a separate slate, such that if she or he receives sufficient votes to win one seat under the D'Hondt method, she or he shall be entitled to on seat on the Board.  Voters may cast their votes for on slate or for any combination of slates and/or independently nominated candidates."

The system under the Amended Bylaws works as follows:

1.
Each share that is eligible to vote casts a single vote for a slate (a slate is a list of directors that a party/group is nominating for election) or an individual nominee and ranks by preference each board member under that slate.

2.
The total votes cast for each slate and/or individual nominee is divided first by 1, then by 2, then by 3, and so on, up to the number of board vacancies to be filled by the vote, which, in this case, is six (6) vacancies.  The resulting quotients for each slate are recorded and all slates' quotients are aggregated and ranked highest to lowest.

3.
The board seats are then allocated to slates starting with the first seat going to the slate with the highest quotient, then the next seat to the slate (it could be the same slate) with the next-highest quotient, and so on until all seats have been allocated to the corresponding slates.

4.
For each slate receiving at least one seat, the candidate receiving the most votes for rank "1" shall be that slate's first candidate seated; the candidate who receives the most votes for rank "2" the second seat; and so on.

The method described in the bylaws might be better understood if applied to the following discrete example scenario:

Assumptions:

-	4 board seats to be filled.
-	4 slates.
-	500,000 votes are cast: 75,000 for Slate 1; 149,000 for Slate 2; 251,000 for Slate 3; and 25,000 for Slate 4.

The number of seats to be allocated to each slate is shown in this table:

D'Hondt Method
		Slate 1	Slate 2	Slate 3	Slate 4
Divisor	Total Votes:	75,000	149,000	251,000	25,000
1	Quotiant #1	75,000	149,000	251,000	25,000
2	Quotiant #2	37,500	74,500	125,500	12,500
3	Quotiant #3	25,000	49,667	83,667	8,333
4	Quotiant #4	18,750	37,250	62,750	6,250
	Total Seats:	0	1	3	0

The 4 highest quotients are highlighted in yellow, resulting in one seat going to Slate 2 and three seats going to Slate 3. In this scenario, Slate 2, the largest minority block, has about half the total votes of Slate 3, and receives one board seat.

This result is more democratic than the old system that would have allowed Slate 3 to win all four seats, in spite of the fact that it only possessed 251,000 out of 500,000 votes cast. Yet former management proposes to repeal this method of voting. Whether you support the slate led by former management, or the Loyal Solicitation Participants, this result is perverse. For example, if you support former management but your side does not achieve a majority of all shares voted, under this system you would get one seat - but under former management's proposal you would get none.

The Loyal Solicitation Participants, on the other hand, are willing to share power in order to heal the wounds of the past, even if we win a majority of votes, which under the former management proposal would entitle us to all six seats on the board.

This proportional representation method of voting appears complicated, but once you get acquainted with it it becomes quite easy to use and calculate. Indeed, millions of voters in Australia and other countries have used it uneventfully for years, and it has improved the sensitivity and effectiveness of their political systems. On the other hand, former management argues that "the majority of shareholders should be entitled to construct an entire board of directors", which would shut minorities completely out, thereby allowing management free reign and potentially no checks on their power. This is "tyranny of the majority" and a recipe for continuing polarization and conflict, which the company cannot afford if it is to do business and build value for its shareholders.

Action by Stockholders Without a Meeting

The Amended Bylaws added a requirement in connection with taking action by written consent. They require that proof be "provided that consents were obtained after providing full material disclosure to all shareholders, and all shareholders were provided at least 30 days notice during which to consider giving their consent."

This  requirement was added to ensure that shareholders have time to acquaint themselves with the matters at hand without being stampeded by management or anyone else. To be sure it requires twenty days additional time to conduct, which means that management must be better planners and be more efficient than in the past, but that is a small price to pay for the increased accountability and sensitivity to shareholders.

Number, Classification and Tenure of Board Members

The Amended Bylaws provide that the number of directors shall be set by the Articles of Incorporation, which state that the Board shall be composed of not more than 6 Directors and not fewer than 1 Director.  The prior bylaws provided that the number of Directors would be not more than 9 and not fewer than 1 Director. This was a housekeeping amendment: The Articles of Incorporation are "higher law" than the bylaws, so the bylaws were in violation. The Loyal Solicitation Participants favor maintaining this correction, whereas former management's proposal to reverse all amendments would have the effect of putting the bylaws once again in violation of the Articles of Incorporation.

Removal of Directors

The Amended Bylaws state that removal of Directors can only take place only if  "1) full material disclosure is provided to all stockholders, 2) such meeting follows the quorum, notice and record date requirements as required for annual meetings of stockholders."

The Loyal Solicitation Participants believe that this provision protects shareholders by requiring that they be provided information and an adequate opportunity to consider their best course of action. Former management's proposal to restore the prior clause would make it much easier to remove directors they don't like, potentially leading to continuing upheaval on the Board of Directors, in turn leading to ineffective strategic direction and management of the company.

The Loyal Solicitation Participants believe that if the company is to recover from the long period of mismanagement under Branconnier, a board of directors independent of his control must be elected by the shareholders. The directors we are nominating will exercise this independence and will work to assure that the company behaves legally, recovers solvency, achieves business success in its area of focus, and rebuilds its share price so that its shareholders can recover their investments and make a profit.

Stock Records

The Amended Bylaws add a provision that states ". . . shares that after transfer by the company are subsequently transferred to third parties, and entered upon lists maintained by the corporation's transfer agent or by such other institution that maintains lists of street or beneficial owners, shall, upon notice by said agent or institutions, be deemed for the purpose of voting to be owned by the designated third-party transferees."

This clause was enacted to correct a problem we believe was caused by prior management. As explained above, agent(s) of former management retain  shares registered in their names that were sold to others, and at least once they have voted these shares in opposition to the expressed preferences of the true beneficial owners. This is unjust. (Evidence of this allegation may be seen at http://tinyurl.com/2365jhg .) Pacific Stock Transfer, the company that maintains the stock records, has stated that they are powerless to correct the problem. (Shares held in street name are not affected)

Former management argues in its proxy solicitation that "the Company already relies upon the records maintained by its transfer agents ... in accordance with their procedures and applicable laws, and, therefore, this additional provision has no meaningful affect [sic]". It is true that the company relies on the procedures of the transfer agent, but the transfer agent depends on truthful information being provided it as to true share ownership. Prior management failed to make this information available for an unknown number of shares, possibly millions, and as a result a number of shareholders, but for this clause, would be prevented from voting their shares. The effect of this clause is to require the vote counter to recognize the vote of the true owner, not the person or company in whose name the shares are illegally registered.

Conclusion

For the reasons stated above, the Loyal Solicitation Participants recommend a vote "AGAINST" the repeal of the Amended Bylaws.

PROPOSAL 2:  TO CONSIDER AND VOTE UPON THE ELECTION OF FIVE DIRECTORS TO THE COMPANY'S BOARD OF DIRECTORS

 (PROPOSAL 2 ON THE PROXY CARD)

NOMINEES

The Company's Amended Bylaws currently provide for the election of six directors in accordance with the Company's Articles of Incorporation.  This proxy solicitation nominates six directors for election at the meeting. Assuming a quorum is present and former management's proposal to repeal the Amended Bylaws is rejected, election of Directors will be by "party-list proportional representation" in which all slates shall be voted as a single proposal, and the D'Hondt method shall be used to determine the number of Board seats won by that slate.  The candidates comprising the slate shall be rank-ordered by use of the "open list" voting method, in which voters who cast votes for that slate shall indicate their rank-order preferences within the list of candidates comprising the slate.  On a slate winning at least one seat, the candidate receiving the most votes for rank "1" shall be that slate's first candidate seated; the candidate who receives the most votes for rank "2" the second seat; and so on.  Candidates not already nominated as part of a slate may be nominated and seconded by shareholders from the floor.  The votes received by any such candidate shall be tallied according to the D'Hondt method, simultaneously with the tally of other slates, as if she or he were a separate slate, such that if she or he receives sufficient votes to win one seat under the D'Hondt method, she or he shall be entitled to on seat on the Board.  Voters may cast their votes for on slate or for any combination of slates and/or independently nominated candidates.

If former management's proposal to repeal is passed, a plurality of votes cast by the shares entitled to vote in the election of directors will be required to elect each director, and minority shareholders may be prevented from electing director(s) to the board.

OUR NOMINEES FOR DIRECTOR:

Richard Bosiak

Mr. Bosiak, 56, has been employed for 35 years by Manitoba Hydro, a Crown Corporation owned by the Province of Manitoba. A High Voltage Power Electrician for 12 years, he is responsible for the construction, commissioning, and maintenance of High Voltage Transmission and Distribution Electrical Power Stations. After this he worked for 5 years in Electrical Distribution Engineering Station Design and was responsible for electrical power station design layout, and equipment selection. He has 18 years Electrical Distribution System Planning and Protection experience, involving electrical distribution system expansion design, electrical distribution protection scheme design and implementation, monitoring and mitigating customer power quality issues, 20+ years experience with engineering computer workstation operation & maintenance, and served 15+ years on the Executive Board of a 1300 member local Union which is a chapter of a 600,000 member National Union. Mr. Bosiak decided to be a candidate for the Board of Directors of G8 to help restore stability and absolute transparency of the company to its shareholders, and assist in the recovery of what he believes was  "misappropriated investor funding". He adds that, "Once these issues are resolved I will work toward the procurement of economically feasible and profitable projects for the continued growth of the company." Mr. Bosiak has never served as an officer or director of Global 8 and does not have any arrangement or understanding with any other person pursuant to which he is to be selected as a director or nominee.

Ted Dreger

Ted Dreger, 63, is from Fort McMurray, Alberta, and owns 1,400,000 shares in the company. He was the owner of Dreger Contracting Ltd for 28 years before becoming a heavy equipment operator for North American Construction Incorporated in the Alberta Oil Sands area. He was listed as one of the 66 shareholders of the Company that filed a complaint against the Company and each of its directors, individually, in Nevada, to compel the Company to hold an annual meeting of the shareholders (the "Shareholder Action"). Mr. Dreger says he was not aware that he was a Plaintiff until he saw the court case filing in Jim Samaroden's office. He immediately demanded his name be withdrawn and has since become an active supporter of the current board.

Roy Hales

Mr. Hales, 60, is a shareholder from Campbell River, BC, Canada, and the sole proprietor of a painting business. He has written and published 300-350 articles and is currently working on a book and, over the years, contributed a great deal of his time to volunteer activities over the years (church related activities, including sitting on the church board, leadership in an artist's group, etc.) and is currently the President of a Strata (homeowners) Council. He purchased his first shares in what is now Global 8 in 2003 and by late October 2009 realized that the company's only hope of recovery from the insolvency he believes was caused by prior management lay with the current board.  He has never served as an officer or director of Global 8 and does not have any arrangement or understanding with any other person pursuant to which he is to be selected as a director or nominee.

Tad Simmons

Mr. Simmons, 42, is currently Global 8's Director of Sustainability Markets. Mr. Simmons was previously elected to the Company's Board of Directors by the then-sitting Directors on October 16, 2009. He was subsequently appointed as President/CEO, and resigned in January, 2010. He has been consulting with the company since that time. Mr. Simmons' primary personal commitment is to advance sustainable development in unprecedented and far-reaching ways through the successful growth of new ventures. He does not have any arrangement or understanding with any other person pursuant to which he is to be selected as a director or nominee.

Founder and CEO of GreenSource Partners, Mr. Simmons spent 12 years researching environmental technology and development, has 7 years experience as an electrical engineer and technical lead at Science Applications International Corporation (SAIC) in San Diego, 3 years experience in solar energy sales, and 2 years experience as an independent engineering and business management consultant. Mr. Simmons has a B.S. degree in electrical engineering, an M.B.A., as well as a certificate in Global Business Management obtained at SAIC. From 2001 to 2007, Mr. Simmons worked in the solar energy industry serving as sales manager for both residential and commercial sales programs. He worked as a consultant and sales manager for Clean Power Systems, Kerr Enterprises, and Rockwell Electric from 1999 to 2003.

Mr. Simmons is Chairman of the San Diego Section of the Society of Automotive Engineers (SAE) and is a member of the Capital Formation Committee of the San Diego CleanTECH trade association established by the University of California, San Diego CONNECT program in San Diego.

John Thomas

Mr. Thomas, 54, has been a Director of Global 8 Environmental Technologies since March 23, 2011 and, as was stated in the 8-K announcing his appointment (http://tinyurl.com/3o4cflm),  "will not be accepting compensation for serving in this position".  Mr Thomas has been a shareholder since 2007 and owns 200,000 private placement shares. John Thomas has spent over 35 years in the mining & refining business and has occupied responsible senior corporate leadership positions for the past two decades. He has overseen projects with large labor forces and millions of dollars in capital spending. Mr. Thomas possesses an Advanced Graduate Diploma in Business (honors) and a Masters Degree in Business Administration (MBA) from Athabasca University. He started his career in welding and testing, and holds an interprovincial ticket in the trades (welding), is certified in a wide variety of non-destructive testing disciplines including Ultrasonics and Radiography, and possesses a private pilot's license.

Daniel H. Wolf
Mr. Wolf, 62, founded his first technology company, Ploughshare Technologies, in 1998, and has consulted to several startups in the renewable energy industry, including biomass gasification and pyrolysis. A former Fulbright Fellow and now a member of the Board of Directors of the Fulbright Academy of Science and Technology, he is a graduate of Harvard Law School and did his doctoral work in Political Science at the University of California, San Diego. As a legal professional he advises business startups and civic organizations on corporate governance and strategy.

Mr. Wolf gained international recognition in the landmine clearing industry from an influential series of articles in leading industry journals in which he set forth a new model for organization, finance and technology application in global landmine clearing. As founding director of the TransBorder Institute at the University of San Diego he conducted negotiations to share resources with a Mexican university and to establish a structure for international water recycling. He also created a permanent management structure that resolved disagreements among stakeholders and mobilized statewide support for the mission of the institute. As a young man he organized an unprecedented coalition of civic organizations to lobby Oregon's US Senators for national reform of labor law.

He is well-networked, has developed relationships worldwide, and has direct ties with former First Nations tribal leaders in Canada. He is a co-founder (with Julio Ferreira and Tad Simmons) of the Brazil-U.S. Green Technology Trade Association (Braseuverde), an organization forwarding green technology and renewable energy in the United States and Brazil. He is literate in several languages and speaks Spanish fluently. Mr. Wolf presently is Chairman/CEO of Advanced Earth Technologies.

Further information regarding Mr. Wolf's tenure as Director and Officer is provided below. He does not have any arrangement or understanding with any other person pursuant to which he is to be selected as a director or nominee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the extent that such information could be gleaned from the Company's past filings and the shareholder records provided by the Company, the following table sets forth the number of and percent of the Company's common stock beneficially owned by:

-     all directors and nominees, naming them,

-     the Company's executive  officers,

-     the Company's directors and executive officers as a group, without naming them, and

-     persons or groups known by us to own beneficially 5% or more of our Common

      Stock:

The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of the Company's capital stock outstanding on ____________, 2011, and all shares of the Company's common stock issuable to that person in the event of the exercise of outstanding options and other derivative securities owned by that person which are exercisable before the record date.  Except as otherwise indicated, e.g., in notes 2 and 3, the persons listed below have sole voting and  investment  power  with respect to all shares of the Company's capital stock owned by them.

Name	Number of Shares Beneficially Owned	Percentage of Voting Stock (1)

NOMINEES

Rick Bosiak	121,160	0.079	% (2)
Roy Hales	218,000	0.143	% (3)
Tad Simmons	7,000,000	4.588	% (4)
Ted Dreger	1,400,000	0.92	% (5)

Total Nominees	8,739,160	5.73%

DIRECTORS AND EXECUTIVE OFFICERS

Daniel Wolf	nil	nil	% (6)

John Thomas	200,000	0.131	% (7)

Total Directors and Executive Officers	200,000	0.131%

5% BENEFICIAL OWNERS
WheatwareUSA	45,000,000	29.499	% (8)
Rene Braconnier	8,450,379	5.767	% (9)

(1)           Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As of May 22, 2010, there were 94,464,063, shares of the Company's common stock issued and outstanding.

(2)           Represents 33,333 shares of common stock registered in Rick Bosiak's name, 20,000 shares purchased by Mr. Bosiak but registered in the name of "Pacific Ocean Resources Corp" and 67,827 shares purchased by Mr. Bosiak registered in the name of "682329 BC Ltd". Images of the shares registered to "Pacific Ocean Resources Corp" and "682329 BC Ltd", as well as proof of Mr. Bosiak's ownership, were submitted to the court as Exhibit A in the Nevada lawsuit (http://tinyurl.com/2365jhg)

(3)            Represents 17,000 shares purchased and issued to Mr. Hales and another 201,000 shares which he purchased from "Pacific Ocean Resources Corp", but that were not issued or registered in his name.

(4)           Represents 7,000,000 shares, worth approximately $70,000 at the time of issuance, that the Board issued to Tad Simmons, in lieu of wages, for the period he was CEO of Global 8 Environmental Technologies.

(5)           Represents  1,400,000 shares purchased by Ted Dreger.

(6)            The Board of Directors, acting via the sole remaining director Daniel H. Wolf, on February 25, 2011, resolved to revoke the May 24, 2010, one-time-compensation share issuances to former CEO Julio Ferreira, former CEO Tad Simmons, and Chairman Daniel H. Wolf. The three persons named assented to the revocation. The shares were never issued; there is therefore no anti-dilution impact on other shareholders of the company.

(7)           Represents  200,000 shares purchased by John Thomas.

(8)           Represents 45,000,000 shares issued to Wheatware USA in return for a percentage of the revenues from their new culinary line, made of compostable bioresins and products from wheat,  during the next five years. WheatwareUSA, Inc.'s mailing address is: 25422 Trabuco Rd., Suite 105-336, Lake Forest CA 92630

(9)           Includes (a) 6,716,060 shares of common stock owned by Milverton Capital Corporation, of which Mr. Branconnier is a controlling shareholder, (b) 674,884 shares of common stock owned by 529473 BC Ltd., of which Mr. Branconnier is a controlling shareholder, (c) 680,435 shares of common stock owned by Dynasty Farms Ltd., of which Mrs. Branconnier is a controlling shareholder through Sanclair Holdings Ltd. and (d) 379,000 shares of common stock owned by Sharon Branconnier, Mr. Branconnier's wife.  Mr. Branconnier's mailing address is 8412 Armstrong Road, Langley, BC V1M3P5.

Miscellaneous Information About Our Nominees

Compensation

Except for Mr. Wolf and Mr. Simmons, none of the nominees have earned, been paid or awarded any compensation (plan or non-plan) for services rendered in any capacity to the Company nor is there presently any agreement or understanding to compensate such nominees for their services in the future. They have not been offered any compensation by the Company for being nominees and there are presently no bonus, profit sharing, retirement, pension or other compensation plans in which the nominees will participate.  The nominees have not been granted or extended options, warrants or rights to purchase securities in connection with their service as directors of the Company.

Family Relationships

There are no family relationships among the nominees.

Involvement in Certain Legal Proceedings

None of the nominees, nor any associate of the nominees, is a party to material proceedings adverse to the Company or any of its subsidiaries or has a material interest adverse to the registrant or any of its subsidiaries. Simmons and Wolf were named as defendants by prior management in the Nevada lawsuit that was brought to force the Company to hold an Annual Meeting.

Section 16(a) Beneficial Ownership Compliance.

None of the Nominees are required to file reports under Section 16(a) of the Securities Exchange Act.

Corporate Governance.

All of the nominees other than Daniel Wolf and Tad Simmons are considered "independent directors" as defined by Rule 5605(a)(2) of The NASDAQ Listing Rules. Tad Simmons was awarded shares in lieu of compensation for the period during which he was CEO, between October 2009 and January 2010. None of the nominees or Loyal Solicitation Participants have any interest in the Company other than their disclosed ownership of shares in the Company.

Potential Effects on Existing Security Holders.

The Loyal Solicitation Participants are not aware of any change in control provisions in existing agreements with Global 8 that will be triggered by the election of the Loyal Solicitation Participants' nominees. The Loyal Solicitation Participants are not aware of any plans that the nominees have for the Company other than to review the current financial and business situation of the Company and evaluate the Company's business prospects.

PROPOSAL 3: RATIFICATION OF RICHARD HAWKINS AS THE COMPANY'S INDEPENDENT ACCOUNTANTS

 (PROPOSAL 3 ON THE PROXY CARD)

On May 9, 2010, the Company engaged Richard Hawkins as the Company's independent accountant. Mr. Hawkins previously had served as the Company's independent accountant for the years 2000-2002 and 2006-2007.

The Former Management proxy statement argues that Mr. Hawkins should never have been hired because his accounting license was temporarily suspended by the California Board of Accountancy, due to Mr. Hawkins' failure to pay child support for a brief interval.

This allegation is misleading because: (1) Mr. Hawkins license as an auditor by the federal Public Company Accounting Oversight Board was never affected by the California suspension. Ergo, Hawkins was and remains fully accredited. (2) Mr Hawkins stated that the problem with his child support payment was caused by his assistant being deployed to Iraq while he was in China; it was immediately remedied after he returned to the US.

As independent account for during the years 2000-2002 and 2006-2007, Mr. Hawkins is well-acquainted with the company and its needs. He is therefore able to work more quickly and effectively than a new auditor who might need greater time and effort to get up to speed.

Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the ratification of the appointment of Richard Hawkins as the Company's independent accountant.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No nominee director or Solicitation Participant has any substantial interest, direct or indirect, by security holdings or otherwise, resulting from the selection of accountants, which is not shared by all other shareholders pro rata, and in accordance with their respective interests.

OTHER BUSINESS

The Loyal Solicitation Participants are not aware of any matter other than the matters described above to be presented for action at the Meeting. However, if any other proper items of business should come before the Meeting, it is the intention of the individuals named on your proxy card as the proxy holders to vote in accordance with their best judgment on such matters.

Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder Meeting to Be Held on ___, 2011:  The final form of this Proxy Statement, the proxy card and any additional solicitation materials filed with the Securities and Exchange Commission is available online at www.global8net.org . You may obtain a paper copy of the proxy card by contacting us at __________ email or __________ phone.

Submitted by the Loyal Solicitation Participants, Shareholders of Global 8 Environmental Technologies

By:

1, Richard Bosiak______________________________________

2. Donald Christensen__________________________________

3. Ted Dreger_________________________________________

4. Roy Hales__________________________________________

5. Nora Rose__________________________________________

THE FOLLOWING IS A PRELIMINARY PROXY FORM,

IN THE FORM THAT WILL BE SOLICITED BY THE LOYAL SOLICITATION PARTICIPANTS

PROXY FOR 2011 ANNUAL MEETING

OF GLOBAL 8 ENVIRONMENTAL TECHNOLOGIES

The undersigned,  revoking  all prior proxies, hereby appoints Donald Christensen and John Thomas, each of them, with full power of substitution in each, as proxies  for  the  undersigned, to represent the undersigned and to vote all the shares of Common Stock of the Company which the undersigned would be entitled to vote,  as  fully as the undersigned could vote and act if personally present, at the  Annual Meeting of Stockholders (the "Meeting") to be held on October 7, 2011, at 10:00 A.M., Pacific Standard time, at Red Rock Casino Resort Spa located at 11011 W. Charleston, Las Vegas, NV 89135, or at any adjournments or  postponements  thereof.

Should  the  undersigned  be  present in person at the meeting and decide to vote in person, or to be present and to vote at any adjournments  or  postponements of the meeting, and after notification to ____________________________________ at the Meeting of the stockholder's decision to terminate this proxy, then the power of such attorneys or proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by filing a written  notice  of  revocation  with  Global 8 Loyal Solicitation Participants at one of the addresses below or by filling out, signing and sending  in a proxy form dated later than the one already sent in.

PROPOSALS THAT YOU HAVE THE RIGHT TO VOTE ON

Proposal (1): Former management's proposal to repeal the Amended and Restated Bylaws adopted by the Company's Board of Directors on July 31, 2010 and subsequent amendments prior to the annual meeting, if any, and to reinstate the Bylaws of the Company in effect before the adoption of the Amended Bylaws.

            OPPOSE REPEAL [_]          SUPPORT REPEAL [_]          WITHHOLD [_]

Proposal (2): Board of Directors Election

Please make selections for/against/withhold with respect to the following individuals, who are candidates for the Company's Board of Directors (Please select options under both (A) and (B).

(A)  If Proposal  1 is REJECTED and the Amended Bylaws are preserved, your selections here will be counted:

Please record your vote with respect to the slate of Rick Bosiak, Roy Hales, Tad Simmons, John Thomas, Daniel Wolf, Ted Dreger

            FOR [_]          AGAINST [_]          WITHHOLD [_]

Now, please rank the nominees in order of your preference, from 1-5:

Richard Bosiak:      _____ (Rank)                          Tad Simmons:               _____ (Rank)

Ted Dreger:            _____ (Rank)                          John Thomas:               _____ (Rank)

Roy Hales:              _____ (Rank)                          Daniel Wolf:                  _____ (Rank)

(B)  If Proposal 1 is PASSED, the Amended Bylaws are REPEALED, and the Prior Bylaws are REINSTATED, then your selections here will be counted:

(1) Richard Bosiak                                                             (4) Tad Simmons

FOR [_]     AGAINST [_]     WITHHOLD [_]                            FOR [_]     AGAINST [_]     WITHHOLD [_]

(2) Ted Dreger                                                                   (5) John Thomas

FOR [_]     AGAINST [_]     WITHHOLD [_]                            FOR [_]     AGAINST [_]     WITHHOLD [_]

(3) Roy Hales                                                                     (6) Daniel Wolf

FOR [_]     AGAINST [_]     WITHHOLD [_]                            FOR [_]     AGAINST [_]     WITHHOLD [_]

Proposal (3): To ratify Richard Hawkins as the Company's independent auditor.

            FOR [_]          AGAINST [_]          WITHHOLD [_]

Your Name(s) ________________________________________ (Page 1)

PAGE 2, PROXY FOR 2011 ANNUAL MEETING OF GLOBAL 8 ENVIRONMENTAL TECHNOLOGIES

            The shares represented by this proxy will be voted as directed by the stockholder, but if no instructions are specified, this proxy will be voted against proposal (1), for the election of Richard Bosiak, Ted Dreger, Roy Hales, Tad Simmons, John Thomas and  Daniel Wolf, and for the ratification of Mr. Hawkins as Auditor. If any other business is presented at the Meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Loyal Solicitation Participants know of no other business to be presented at the Meeting.

            The undersigned acknowledges that the Loyal Solicitation Participants, prior to the execution of this proxy, have provided an electronic link to the Proxy Statement relating to the Meeting.

NOTE: Please mark this proxy, and date and sign it below with your legal name(s), and return it in the enclosed envelope. If acting as an executor, administrator, trustee, guardian, etc., you should indicate that when signing. If your as signing for a corporation, please sign the full corporate name and have a duly authorized officer sign it. If your shares are held jointly with a spouse or partner, each shareholder should sign.

Please send your proxy to:

US and other countries: LOYAL PROXY HOLDERS, 1736 East Charleston Blvd. #168, Las Vegas, NV 89104, USA

Canada: LOYAL PROXY HOLDERS, P.O. BOX 1326, RED DEER, AB, CANADA, T4N 7B6

IMPORTANT NOTE:

If you think that your proxy may not arrive before the meeting, please Fax it to (866) 565-7190 or scan it and email it to:  shareholders@g8et.com

Signature (Please sign within the box) [_______________________________] DATE: _______________, 2011

Signature (Joint owner)    [_________________________________________]  DATE:  ______________,  2011

Signature (Joint owner)    [_________________________________________]  DATE:  ______________,  2011

NUMBER OF SHARES YOU ARE THE TRUE BENEFICIAL OWNER OF AND WISH TO VOTE __________________

Number of Shares _________________ held in your name

Number of Shares _________________ that you are the true beneficial owner of, but that are still registered in the name of ___________________________________________________________________________ (e.g., Pacific Ocean Resources Corp., 529473 BC Ltd.)

If you own shares that are not listed in your name, please enclose with your proxy copies of the certificate(s) and proof of purchase and/or transfer(s) of ownership. These pieces of evidence will be used to guarantee that your votes are counted or, if not counted, presented in court in a challenge to their not being counted.

APPENDIX A

UNOFFICIAL NOTICE OF ANNUAL MEETING

GLOBAL 8 ENVIRONMENTAL TECHNOLOGIES, INC.

677 7th Ave. #410
San Diego, CA 92101
 (TEL) (760) 390-8351

TO THE STOCKHOLDERS OF GLOBAL 8 ENVIRONMENTAL TECHNOLOGIES, INC.:

You are invited to attend a shareholders' meeting of Global 8 Environmental Technologies. The meeting is scheduled for ________, 2011, at 10:00 a.m., Pacific Daylight Time at the Red Rock Casino Resort Spa located at 11011 W. Charleston, Las Vegas, NV 89135 for the following purposes (the "Order"):

1.           To vote on the proposed repeal of the Company's Amended Bylaws

2.           To elect five directors to the Company's board of directors to serve until the Company's next annual meeting.

3.           To ratify Richard Hawkins as the Company's accountants.

4.           To transact such other business as may properly come before the Meeting and any adjournment or postponement thereof.

Shareholders may listen live by phone or video broadcast to our annual meeting. The dial-in numbers for the conference call will be posted at www.global8net.org before the meeting. Lines are limited and will be available on a first-come, first-served basis.  Video Conferencing will also be available through the Red Rock Casino.

You may vote in person at the Annual Meeting.  You may also vote your shares by appointing someone who is attending the Annual Meeting as your proxy to vote your shares at the Annual Meeting.

Shareholders of record at the close of business on ___________, 2011, the record date for the meeting, are entitled to receive notice of and to participate in the Annual Meeting.  As of that record date, the Company had outstanding and entitled to vote [152,547,954]  shares of common stock. The common stock is the only class of stock of Global 8 that is outstanding and entitled to vote at the Annual Meeting.  If you were a stockholder of record of common stock on that record date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting. Each outstanding share of Global 8's common stock will be entitled to one vote on each matter.

One-third of the outstanding shares of the Company's common stock entitled to vote at the Annual Meeting present or represented by proxy, constitutes a quorum.  A quorum is necessary to conduct business at the Annual Meeting. You will be considered part of the quorum if you have voted by proxy. Abstentions, broker non-votes and votes withheld from director nominees count as "shares present" at the Annual Meeting for purposes of determining a quorum. However, abstentions and broker non-votes do not count in the voting results. A broker non-vote occurs when a broker or other nominee who holds shares for another does not vote on a particular item because the broker or nominee does not have discretionary authority for that item and has not received instructions from the owner of the shares.

Assuming a quorum is present, election of Directors shall be by "party-list proportional representation" in which all slates shall be voted as a single proposal, and the D'Hondt method shall be used to determine the number of Board seats won by that slate.  The candidates comprising the slate shall be rank-ordered by use of the "open list" voting method, in which voters who cast votes for that slate shall indicate their rank-order preferences within the list of candidates comprising the slate.  On a slate winning at least one seat, the candidate receiving the most votes for rank "1" shall be that slate's first candidate seated; the candidate who receives the most votes for rank "2" the second seat; and so on.  Candidates not already nominated as part of a slate may be nominated and seconded by shareholders from the floor.  The votes received by any such candidate shall be tallied according to the D'Hondt method, simultaneously with the tally of other slates, as if she or he were a separate slate, such that if she or he receives sufficient votes to win one seat under the D'Hondt method, she or he shall be entitled to on seat on the Board.  Voters may cast their votes for on slate or for any combination of slates and/or independently nominated candidates.    Any abstentions, "broker non-votes"  (shares  held  by  brokers  or  nominees  as  to  which they have no discretionary  authority  to  vote  on  a particular matter and have received no instructions from the beneficial owners or persons entitled to vote thereon), or other  limited  proxies  do not count in the voting results.

No action will be taken in connection with the proposals described in Notice for which Nevada law or the Company's Articles of Incorporation or Bylaws provide a right of a shareholder to dissent and obtain appraisal of or payment for such shareholder's shares.

APPENDIX B

INFORMATION ABOUT SOLICITATION PARTICIPANTS

1.             Rick Bosiak is an electric utility system distribution protection specialist, with Manitoba Hydro, residing at 1575-26th street,  #211, Brandon,  Manitoba,  Canada, R7B 2M3. He has been issued 121,160 shares of the Company's common stock, but only 33,333 of these actually registered in his name.  The remainder have been registered in the names of "Pacific Ocean Resources Corp" and  "682329 BC Ltd". Mr. Bosiak received these certificates, along with a letter of attorney that would supposedly allow him to place these certificates with a financial institution, in 2005. He is not the owner of record of any shares that he does not own beneficially and not bought, or sold, any shares since 2005. Mr. Bosiak is not and has not, within the past year, been a party to any contract, arrangement or understanding with respect to any securities of the Company. Mr. Bosiak is not the direct or indirect beneficial owner of any securities in any parent or subsidiary of the Company. Mr. Bosiak does not have any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates; or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

2.             Donald D. Christensen has been a shareholder in Global 8 through its various name changes through the present. He started working with the present management in 2010 to help contact and interface with the US shareholders. He served for four years in the US Air Force with one year in Korea and was an electronics factory representative for major defense contract at an aircraft manufacturer's facilities. He designed equipment for testing complex factory equipment, was a Manufacturing Manager and Acting Plant Manager at a major defense contractor's manufacturing facility. He later owned a Heating and Insulation business contracting gas, electric and solar sales and installation, then became an insulation contractor and an energy consultant He ended his career as a facility Quality Assurance Auditor at a major defense contractor's manufacturing facility in Salt Lake City, Utah, and guided the facility to earn the prestigious ISO 9000 award and status. Now retired he serves on his church's property committee and plays golf as much as he can.

3.            Ted Dreger is a heavy equipment operator residing at 171 Atkinson Lane, Fort McMurray, Alberta, T9J 1G2 and owns 1,400,000 shares. Mr. Dreger has not made any transactions, sales or acquisitions, for the past two years and has not, within the past year, been a party to any contract, arrangement or understanding with respect to any securities of the Company. Mr. Dreger is not the direct or indirect beneficial owner of any securities in any parent or subsidiary of the Company. Mr. Dreger does not have any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates; or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

4.             Roy L Hales is a house painter  residing at #14 523 Island Highway, Campbell River, BC, V9W 2B9. He purchased 218,000 shares, only 17,000 of which have been issued or registered in his name. He purchased the remainder from Pacific Ocean Resources in a series of transactions that took place between March and June 2009 and has proof of purchase. Mr. Hales has not made any transactions, sales or acquisitions, for the past two years and has not, within the past year, been a party to any contract, arrangement or understanding with respect to any securities of the Company. Mr. Hales is not the direct or indirect beneficial owner of any securities in any parent or subsidiary of the Company. Mr. Hales does not have any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates; or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

5.            Nora Rose is an office manager residing at RR#3-LCDI Red Deer, Alberta, T4N 5E3 and believes she has purchased around 700,000 shares. Mrs. Rose has not made any transactions, sales or acquisitions, for the past two years and has not, within the past year, been a party to any contract, arrangement or understanding with respect to any securities of the Company. Mrs Rose is not the direct or indirect beneficial owner of any securities in any parent or subsidiary of the Company. Mrs. Rose does not have any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates; or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

The securities holdings in the Company are disclosed in the main body of the proxy solicitation, above. None of us have purchased or sold securities of the Company within the past two years.